UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     3  )


China Nuvo Solar Energy Inc
(Name of Issuer)


Common
(Title of Class of Securities)


891309-10-6
(CUSIP Number)


Richard W. Perkins, 730 Lake St E, Wayzata, MN 55391, 952-473-8367

(Name, Address and Telephone Number of Person Authorized)


December 31, 2008

(Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. /_/

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See s240.13d-7 for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 891309-10-6


1.Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).
Richard W. Perkins ###-##-####

2.Check the Appropriate Box if a Member of a Group (See Instructions)

(a) /  /

(b) /  /

3.SEC Use Only


4.Source of Funds (See Instructions)

AF


6.Citizenship or Place of Organization

730 East Lake Street, Wayzata, Minnesota  55391

Number of	7.Sole Voting Power
		25,742,406
Shares
Beneficially	8.Shared Voting Power
owned		0

by Each		9.Sole Dispositive Power
		25,757,906
Reporting
Person		10.Shared Dispositive Power With
		0


11.    Aggregate Amount Beneficially Owned by Each Reporting Person

25,757,906

12.    Check if the Aggregate Amount in Row (11) Excludes Certain Shares



13.    Percent of Class Represented by Amount in Row (11)


12.7%

14.    Type of Reporting Person (See Instructions)

IN


,
CUSIP No. 891309-10-6


1.Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).
Perkins Capital Management, Inc. 41-1501962

2.Check the Appropriate Box if a Member of a Group (See Instructions)

(a) /  /

(b) /  /

3.SEC Use Only


4.Source of Funds (See Instructions)

OO

6.Citizenship or Place of Organization

730 East Lake Street, Wayzata, Minnesota  55391

Number of	7.Sole Voting Power
		8,220,602
Shares
Beneficially	8.Shared Voting Power
owned		0

by Each		9.Sole Dispositive Power
		17,978,325
Reporting
Person		10.Shared Dispositive Power With
		0


11.    Aggregate Amount Beneficially Owned by Each Reporting Person

17,978,325

12.    Check if the Aggregate Amount in Row (11) Excludes Certain Shares


13.    Percent of Class Represented by Amount in Row (11)


8.4%

14.    Type of Reporting Person (See Instructions)

IA





GENERAL INSTRUCTIONS

Item 1.  Security and Issuer:

China Nuvo Solar Energy Inc.
319 Clemats Street, Suite 703
West Palm Beach, FL  33401

Item 2.  Identity and Background:

(a)Name:  Richard W. Perkins and
Perkins Capital Management, Inc.

(b)Business Address;730 Lake St E, Wayzata, MN  55391

c)Present Principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted;

Richard W. Perkins is the President of Perkins Capital Management, Inc. Perkins Capital Management, Inc. is a federally registered investment Adviser.

(d) Whether or not, during the last five years, such person has been convicted in a criminal proceeding (excluding traffic violation or similar misdemeanors) and, if so, give the dates, nature of conviction, name and location of court, and penalty imposed, or other disposition of the case;

No named person has been convicted in a criminal proceeding

(e) Whether or not, during the last five years, such person was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws; and, if so, identify and describe such proceedings and summarize the terms of such judgement, decree or final order; and

No named person has been party to such incidents

(f)Citizenship.  Richard W. Perkins is a US Citizen
Perkins Capital Managment, Inc. is a Minnesota Corporation

Item 3.  Source and Amount of Funds or Other Consideration

The funds used in purchasing these shares for Richard W. Perkins came from various accounts for which Richard W. Perkins has beneficial ownership. The funds for purchasing shares on behalf of clients of Perkins Capital Management, Inc. came from various client accounts which Richard W. Perkins disclaims beneficial ownership.

Item 4.  Purpose of Transaction

State the purpose or purposes of the acquisition of securities of the issuer. Describe any plans or proposals which the reporting persons may have which relate to or would result in:

Transactions in the normal course of business. Perkins Capital Management, Inc. transactions are for client accounts.

Item 5.  Interest in Securities of the Issuer

The total number of shares held by Richard W. Perkins as of the filing date was 25,757,906. He has the sole power of disposition and voting on 25,742,406 shares.

Perkins Capital Management, Inc. holds 17,978,325 shares for clients and has sole voting power over 8,220,602 of these shares and sole dispositive power over 17,978,325.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Richard W. Perkins is the President of Perkins Capital Managment, Inc. and is on the board of directors for China Nuvo Solar Energy, Inc. Perkins Capital Managment, Inc. is a federally registered investment adviser

Item 7.  Material to Be Filed as Exhibits

None

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date  January 22,2009



/s/ Richard W. Perkins
Signature

Richard W. Perkins, President
Name/Title





/s/ Richard C. Perkins
Signature

Richard C. Perkins, Executive Vice President
Name/Title